LIBERTY VARIABLE INVESTMENT TRUST

     Plan pursuant to Rule 18f-3(d) under the Investment Company Act of 1940
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                    Effective May 30, 2000, amended June 29, 2000

Each series ("Fund") of Liberty Variable Investment Trust (the "Trust") may from time to time issue one or more of the following classes of shares: Class A shares and Class B shares. Each class is subject to such investment minimums and other conditions of eligibility as set forth in the Funds' prospectuses as from time to time in effect. The differences in expenses among these classes of shares, and the exchange features of each class of shares, are set forth below in this Plan, which is subject to change, to the extent permitted by law and by the Declaration of Trust and By-laws of the Trust, by action of the Board of Trustees of the Trust.

Class A Shares

Class A shares are offered at net asset value ("NAV"), without an initial sales charge or contingent deferred sales charge ("CDSC"). Class A shares do not pay fees under a 12b-1 Plan (see below). Class A shares of a Fund may only be exchanged for (i) the Class A shares of another Fund in the Trust, (ii) the Class A shares of any series fund of the SteinRoe Variable Investment Trust ("SRVIT Fund") that are available as an investment option under the applicable variable insurance contract, or (iii) shares of any other Fund that are available as an investment option under such variable insurance contract.

Class B Shares

Class B shares are offered at NAV, without an initial sales charge or CDSC. Class B shares pay distribution fees pursuant to a plan adopted pursuant to Rule 12b-1 under the 1940 Act ("12b-1 Plan") as described in the Funds' prospectuses in effect from time to time. Such fees may not exceed 0.25% per annum of the average daily net assets attributable to such class. Class B shares of a Fund may only be exchanged for (i) the Class B shares of another Fund in the Trust,
(ii) the Class B shares of a SRVIT Fund that are available as an investment option under the applicable variable insurance contract or (iii) shares of any other Fund that are available as an investment option under such variable insurance contract.